

08004432

Reliance
Industries Limited

2008 AUG 20 A 4: 54

OFFICE OF INTERNATIONAL

File No.82-3300

August 12, 2008

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.		August 12, 2008	Intimation about the allotment of 65,138 Equity Shares of Rs.10/- each to the employees, pursuant to the Employees Stock Option Scheme.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

PROCESSED

AUG 2 1 2008

THOMSON REUTERS

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

August 12, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India
Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Fax No: 2272 3121 / 2272 2037

Trading Symbol: "RELIANCE EQ"

Fax No.   2659 8237 / 38

Dear Sirs,

Sub.: Allotment of equity shares pursuant to the Employees Stock Option Scheme

We wish to inform you that the Company has allotted 65,138 equity shares of Rs.10/- each, on July 28, 2008 to its employees, pursuant to the Employees Stock Option Scheme.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg
Fax No: 00352 4590 2010

END